Exhibit 14.1
ORANGE REIT, INC.
Code of Ethics
for the
Chief Executive Officer and Senior Financial Personnel
This Code of Ethics is designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure of financial information in the periodic reports of Orange REIT, Inc. (the “Company”), and compliance with applicable laws, rules, and regulations, by the Company’s Chief Executive Officer and Senior Financial Personnel (defined below).
Applicability
This Code of Ethics applies to the Company’s Chief Executive Officer and Senior Financial Personnel. As used in this Code, the term Senior Financial Personnel means the Company’s Chief Financial Officer, any managing director of finance or person holding a similar position, each person directly reporting to the Chief Financial Officer, and each person directly reporting to any managing director of finance or person holding a similar position. The Chief Financial Officer from time to time will designate and inform those persons of such designation and the applicability of this Code of Ethics to them.
Conduct Required
In performing his or her duties, each of the Chief Executive Officer and the Senior Financial Personnel shall seek to:
1.	act in accordance with high standards of honest and ethical conduct including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	promote high standards of honest and ethical conduct among employees who have finance responsibilities and other employees throughout the Company;

3.	provide, or cause to be provided, full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission or other regulators and in other public communications;

4.	familiarize themselves with the principal legal requirements applicable to the Company’s business and seek the advice of appropriate advisors with respect to applicable legal requirements;

5.	comply, and cause the Company to comply, with applicable governmental laws, rules and regulations and applicable rules and regulations of self-regulatory organizations;

6.	promptly provide the Company’s Audit Committee with information concerning conduct he or she reasonably believes to constitute a material violation by the Company or its directors or officers, of the securities laws, rules or regulations or other laws, rules or regulations applicable to the Company; and

7.	promptly report any violation of this Code to the Company’s Audit Committee.
Waiver
The Company’s Audit Committee as well as the Company’s Board of Directors shall have the authority to approve a waiver from any provision of this Code of Ethics. Information concerning any waiver or an implicit waiver of this Code will be publicly disclosed as required by applicable law. A waiver means the approval by the Company of a material departure from a provision of this Code. Any substantive amendment of this Code will be publicly disclosed as required by applicable law.
Compliance and Accountability
The Audit Committee will assess compliance with this Code, report violations of this Code to the Board of Directors, and based upon the relevant facts and circumstances recommend to the Board appropriate action.
Approved: January 22, 2007

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